

07002231



RECEIVED FEB 2 1 2007 203 SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-2006___ AND ENDING___12-31-2006___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 FIRST TITAN FINANCIAL, ~~INC.~~ *Corp.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 5620 S.W. GREEN OAKS BLVD., SUITE D
               (No. and Street)

ARLINGTON   TX   76017
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 JACK L SHARP   (972) 317-9575
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___DANCE, BIGELOW, SHARP & CO., LLP___
       (Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE ROAD, SUITE 650 HIGHLAND VILLAGE TX   75077
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 8 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement ~~that the annual report be covered by~~ the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying balance sheet of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2006 and 2005 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 6, 2007

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

FIRST TITAN FINANCIAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash	$ 29,938	$ 10,823
Accounts receivable - employees	4,500	4,500
Accounts recivable - income tax	-	4,096
Prepaid registration fees	13,367	13,315
Total current assets	47,805	32,734
TOTAL ASSETS	$ 47,805	$ 32,734

LIABILITIES AND STOCKHOLDER EQUITY

	2006	2005
CURRENT LIABILITIES:		
Payroll taxes payable	$ -	$ 2,523
Total current liabilities	-	2,523
STOCKHOLDER EQUITY :		
Common Stock, $2 par value, 100,000 shares authorized,		
5,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	15,000
Retained earnings	(2,195)	5,211
Total stockholder equity	47,805	30,211
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 47,805	$ 32,734

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Commission income	$ 282,164	$ 147,123
OPERATING EXPENSES:		
Compensation	281,665	342,752
Taxes	19,148	18,287
Contract labor	-	5,300
Professional fees	20,257	5,359
Regulatory fees and expenses	15,545	13,822
Office expense	9,050	16,197
Rent expense	16,147	18,225
Communication	16,200	12,624
Other expenses	16,714	8,819
Expenses reimbursed by related party	(104,581)	(291,108)
Total Operating Expense	290,145	150,277
INCOME (LOSS) FROM OPERATIONS	(7,981)	(3,154)
Interest income	575	-
Total Other Income	575	-
INCOME (LOSS) BEFORE INCOME TAXES	(7,406)	(3,154)
PROVISION (BENEFIT) FOR INCOME TAXES		
Current	-	-
NET INCOME (LOSS)	$ (7,406)	$ (3,154)

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
AS OF DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2004	$ 10,000	$ 15,000	$ 8,365	$ 33,365
Net loss			(3,154)	(3,154)
BALANCE, DECEMBER 31, 2005	10,000	15,000	5,211	30,211
Additional paid-in capital		25,000		25,000
Net loss			(7,406)	(7,406)
BALANCE, DECEMBER 31, 2006	$ 10,000	$ 40,000	$ (2,195)	$ 47,805

The accompanying notes are an integral part of these financial statements.

The Company had no liabilities subordinated to creditors at December 31, 2006, nor at December 31, 2005.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities -		
Net income (loss)	$ (7,406)	$ (3,154)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	4,096	(2,392)
Prepaid expenses	(52)	(4,369)
Accounts payable	(2,523)	4,610
Net cash used by operating activities	(5,885)	(5,305)
Cash provided by financing activities -		
Additional paid-in capital	25,000	-
Net cahs provided by financing activities	25,000	-
Net change in cash	19,115	(5,305)
Cash at the beginning of the year	10,823	16,128
Cash at end of year	$ 29,938	$ 10,823

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD). The Company sells undivided working interests in oil and gas properties to the general public.

Method of accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. There were no deferred tax assets or deferred tax liabilities at December 31, 2006 or December 31, 2005.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $25,874, which was $24,874 in excess of the required net capital of $5,000. At December 31, 2005, the Company had net capital of $8,300, which was $3,330 in excess of the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. The Company was reimbursed $104,581 during 2006 and $298,108 during 2005 for operating expenses.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

5) NET OPERATING LOSS CARRYFORWARD

The Company sustained net operating losses for the years ended December 31, 2003, December 31, 2005 and December 31, 2006. A portion of the loss from 2003 was carried back to 2002 resulting in a federal tax refund of $4,096 leaving a balance to carryforward to 2004 of $6,117. The Company used a portion of the 2003 loss carryforward to eliminate federal income tax for the year ended December 31, 2004. The remaining balance of the 2003 net operating loss and the net operating loss from 2005 and 2006 will be carried forward to offset future income. The amount of loss carryforward at December 31, 2006 was $13,392. If not used, $2,832 of the loss carryforward which will expire at December 31, 2023, $3,154 of the loss carryforward will expire December 31, 2025 and $7,406 of the loss carryforward wil expire at December 31, 2006 . Management believes that the loss carryforward will be utilized to offset future earnings.

6) LEASE COMMITMENTS

The Company leases its office space from a non-affiliated p[arty. The term of the lease is from May 2006 to April 31, 2009. The Company is committed to the following future lease payments:

Year			Amount
2007			$ 13,304
2008			13,304
2009			4,435
Total			$ 31,043

SUPPLEMENTARY INFORMATION

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder equity	$	47,805
Less non-allowable assets:		
Accounts receivable-employee		4,500
Prepaid registration fees		13,367
Haircut - Certificate of Deposit		64
Net capital		29,874
Minimum net capital required		5,000
Excess (deficit) net capital	$	24,874
Aggregate indebtedness to net capital:		
Current liabilities	$	-
Aggregate indebtedness	$	-
Ratio: aggregate indebtedness to net capital		n/a

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2006 FOCUS Report is as follows:

December 31, 2006 FOCUS Report:	$	32,871
Increase in net loss		(2,997)
December 31, 2006 Net Capital	$	29,874

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15cc3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has not complied with the exemptive requirements of Rule 15c3-3. The Company did not maintain possession or control of any customer funds or securities as of December 31, 2006.



Dance, Bigelow, Sharp & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Titan Financial, Inc.
Arlington, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> 1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
> 2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davee, Begelow, Sharp & Co., LLP
Highland Village, Texas
February 6, 2007